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                                   EXHIBIT 20

                                  PRESS RELEASE

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                                  NEWS RELEASE

FOR IMMEDIATE RELEASE                                    FOR FURTHER INFORMATION
Submitted May 29, 1996                                           Andrew W. Stein
                                           President and Chief Executive Officer
                                                                  (904) 872-7000


                 REGIONS FINANCIAL CORPORATION AGREES TO ACQUIRE
                           FLORIDA FIRST BANCORP, INC.


     Panama City, Florida, May 29, 1996: Florida First Bancorp, Inc. (Nasdaq:
FFPC) and Regions Financial Corporation today announced that they had entered into a definitive agreement under which Regions Financial Corporation would acquire Florida First Bancorp, Inc., the Panama City-based holding company for Florida FirstBank. Florida First currently operates six full-service branches in Bay County, Florida as well as two branches in Hernando County and one in Citrus County. At March 31, 1996, Florida First had total assets of $302.0 million, total deposits of $249.3 million and stockholders' equity of $21.1 million. Regions Financial Corporation., a bank holding company headquartered in Birmingham, Alabama with total assets of $17.5 billion at March 31, 1996, is the parent holding company for Regions Bank of Florida which operates four branches in Bay County.

     Under the terms of the definitive agreement, Florida First stockholders will receive $11.65 per share in cash for each share of Florida First common stock held at the effective time of the acquisition subject to certain adjustments which may decrease or increase the acquisition consideration by up to $.29 per share.

     The acquisition of Florida First will be accounted for as a purchase and is expected to be completed at the end of the third quarter or during the fourth quarter of 1996. Regions' acquisition of Florida First is subject to customary closing conditions, including the approval of Florida First's stockholders and all applicable regulatory authorities.

     Andrew W. Stein, President and Chief Executive Officer of Florida First, said, "We are pleased about our proposed affiliation with Regions Financial Corporation. This association will allow us to better serve consumers and businesses in our market area by broadening the products and services we offer to our customers. Moreover, Regions shares our commitment to community involvement and quality customer service."

     J. Stanley Mackin, Chairman of the Board and Chief Executive Officer of Regions, added, "Bay County is a key market for Regions in Northwest Florida. Adding Florida First to our network is a key addition in the expansion of our franchise in this market. Florida First's offices in Citrus and Hernando Counties are also welcome additions to our existing presence in those areas. We look forward with great enthusiasm to extending to Florida First's customers our commitment to exceptional service and the convenience of our branch network."